Exhibit 12.1
Alpha Natural Resources, Inc
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Alpha Natural Resources, Inc			ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc.
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2007	2006	2005	2004	2003
Earnings:

Income from continuing operations before income taxes and minority interest	$36,184	$97,649	$43,297	$50,319	$4,814
Adjustments:
Fixed charges	44,462	46,056	32,658	22,162	9,697
Loss from equity investees	1,352	322	—	—	—
Amortization of capitalize interest	106	36	9	2	—
Capitalized interest	(1,743)	(827)	(427)	(144)	—
Minority interest	—	—	(2,918)	(22,781)	(1,164)

	$80,361	$143,236	$72,619	$49,558	$13,347

Fixed Charges:
Interest expense	$40,215	$41,774	$29,937	$20,041	$7,848

Portion of rental expense representative of interest	2,504	3,455	2,294	1,977	1,849
Capitalized interest	1,743	827	427	144	—

	$44,462	$46,056	$32,658	$22,162	$9,697

Ratio of earnings to fixed charges (1)	1.81	3.11	2.22	2.24	1.38
Deficiency amount	$—	$—	$—	$—	$—

(1)	For purpose of this computation, “earnings” consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees plus fixed charges and amortization of capitalized interest minus capitalized interest and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” consist of interest expensed on all indebtedness plus capitalized interest and amortization of deferred costs of financing and the estimated interest component of lease rental expense.